Exhibit 99.2

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

August 5, 2010

VIA FACSIMILE AND OVERNIGHT DELIVERY

Cypress Bioscience, Inc.
4350 Executive Drive
Suite 325
San Diego, CA 92121
Attn: Sabrina Martucci Johnson, Corporate Secretary

Re:           Stockholder Inspection

Dear Ms. Johnson:

Ramius Value and Opportunity Master Fund Ltd and/or its affiliates (collectively, “Ramius”) own 3,815,000 shares of the Company’s common stock.  We write to you pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) to demand the review and inspection of certain Books and Records of Cypress Bioscience, Inc. (the “Company”).  This demand is separate and distinct from our prior Section 220 Demand, dated July 22, 2010 (the “July 22 Demand”).  In a letter dated July 29, 2010, the Company rejected that July 22 Demand in its entirety.  Ramius reserves all rights with respect to the July 22 Demand.

On July 19, 2010, Ramius sent the Company a letter (the “July 19 Letter”) indicating Ramius’ desire to acquire all of the Company’s outstanding common stock that Ramius does not already own for $4.00 per share in cash plus a 50% interest in BL-1020 if management or a third party is willing to fund the development (the “Offer”).  The Offer represents at least a 60% premium over the closing price of the Company’s common stock on the prior trading day.  In the July 19 Letter, we requested that the Company “preserve the status quo and not . . . take any action that could cause a material adverse change to the Company’s financial condition or results of operation.”  We further specifically “implore[d] the Board to cease and desist from approving any further acquisitions and not enter into, or seek or propose to enter into, any further material transactions . . .  that could jeopardize the ability for shareholders to realize full and fair value for their investment.”

Yesterday morning, various media outlets reported that the Company’s Board and management had taken additional actions that destroy shareholder value.  These actions include discontinuing the Company’s rights to co-promote Savella with Forest Laboratories (the “Co-Promote”).  The Company apparently terminated the Co-Promote in exchange for a one-time payment of $2 million.

This decision to terminate the Co-Promote will fundamentally and negatively impact the value of the Company’s business.  Moreover, the Board and management appear to have effectuated this termination with little regard for their fiduciary obligations.  A number of factors lead us to this conclusion.  First, we understand that this transaction was entered into without the Company using a banker or consultant to properly value the Co-Promote.   The Company failed to get an independent valuation of the Co-Promote despite the fact that it just engaged two bankers to advise on our July 19 offer.  The Company’s failure to engage its bankers to value the Co-Promote reflects a disregard for responsible strategic decision-making.

Second, based on our understanding of the Co-Promote, we believe it may be worth substantially in excess of the consideration paid to the Company.  We understand that Forest will likely be able to save well in excess of $10 million in annual expenses by discontinuing the Co-Promote.  If so, the cash payment to the Company of just $2 million in exchange for terminating the Co-Promote appears grossly insufficient.   Given the savings resulting from the termination, Forest will recover this upfront payment in less than three months.  Further, our understanding of the Co-Promote is that the rights were effectively transferable, so that an acquirer of the Company could have then required Forest to subsidize a portion of the acquirer’s sales force costs.  The Company was therefore potentially in a position to transfer the Co-Promote to other industry players had it engaged in a proper process prior to termination.  Our understanding of this agreement derives, in part, from direct conversations with management, who indicated that the Co-Promote was transferable and had significant potential strategic value to both Forest and others in the industry.

Lastly, the timing of this transaction belies any interest on the part of the Board and management to maximize shareholder value.  As a threshold matter, the transaction flies in the face of the admonition contained in our July 19 Letter to refrain from engaging in value-destroying transactions.  Moreover, other potential acquirers who may have had an interest in the Company may now be deterred as a result of the termination of the Co-Promote.  The disposition of this asset for insufficient value thus appears to be an effort to undermine our July 19 offer, deter other potentially interested acquirers, and, as a consequence, entrench the current  Board and management.  All of this works to the detriment of existing shareholders.

Given these facts, we believe the decision to terminate the Co-Promote cannot be the product of rational or disinterested corporate decision-making, nor can this decision serve any valid business purpose.  The purpose of this demand is to gather further information regarding potential mismanagement, wrongdoing and waste in connection with the decisions to discontinue the Company’s right to co-promote Savella.  We believe that this decision is a product of the same mismanagement, corporate governance and operational problems detailed in our prior letter of July 22, 2010.

For purposes of this letter, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or relating to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company’s directors, officers or other employees.  Pursuant to DGCL Section 220, Ramius demands that it and its designated agents be given the opportunity to inspect the following Books and Records during the Company’s usual business hours and to make copies or extracts therefrom:

1.	All Books and Records referring or relating to the Company’s decision to discontinue its rights to co-promote Savella with Forest Laboratories.

2.
All Books and Records referring or relating to any communication between, on the one hand, any of the Company’s directors, officers, employees or consultants, and, on the other hand, any of Forest Laboratories’ directors, officers, employees or consultants relating to the Company’s decision to discontinue its rights to co-promote Savella with Forest Laboratories.

3.
All Books and Records referring or relating to any analysis conducted by the Company in connection with its decision to discontinue its rights to co-promote Savella with Forest Laboratories, including, but not limited to, any financial analyses, financial models, and/or assessments of potential alternative transactions regarding the Co-Promote.

The DGCL requires the Company to respond to our above request within five business days of the date of this letter.  Accordingly, please advise in writing on a timely basis as to where and on what dates the Books and Records demanded will be made available to us or our designated agents.  Alternatively, if the Company desires, it can provide the Books and Records demanded without the need for inspection and copying by sending complete and unredacted copies of them to our designated agent as described below.  Should the Company refuse to provide the demanded Books and Records, please provide us with a detailed written explanation for the reasons behind that refusal.

Please direct all communications and responses to this demand to our counsel and designated agent, Douglas Rappaport of the law firm of Akin Gump Strauss Hauer & Feld LLP.   Mr. Rappaport’s contact information is as follows:

Douglas Rappaport
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY  10036
(212) 872-7412   Phone
(212) 872-1002  Fax
Darappaport@akingump.com

This demand also authorizes Mr. Rappaport and his respective partners, employees and any other persons designated by him, to conduct the inspection and copying of the Books and Records demanded, and to otherwise act on Ramius’ behalf.  Ramius has executed a Power of Attorney designating Mr. Rappaport as its agent, which is enclosed with this letter.  An affidavit relating to this notice and stockholder demand pursuant to Section 220 of the DGCL has also been attached to this letter.

This notice complies in all respects with applicable law.  If, however, the Company believes that this notice is incomplete or otherwise deficient in any respect, please contact Mr. Rappaport immediately so that any alleged deficiencies may be promptly addressed.

Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

Very truly yours,

Ramius Value and Opportunity Master Fund Ltd

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Authorized Signatory

Receipt acknowledged on
August __, 2010

By:
Name:
Title:

cc:	General Counsel of Cypress Bioscience, Inc.
Jay D. Kranzler, Chairman and CEO
Roger L. Hawley, Board Member
Dr. Amir Kalali, Board Member
Jon W. McGarity, Board Member
Jean-Pierre Millon, Board Member
Dr. Perry B. Molinoff, Board Member
Tina S. Nova, Board Member
Daniel H. Petree, Board Member
Douglas Rappaport, Esq.

AFFIDAVIT

STATE OF NEW YORK	)
) ss.
COUNTY OF NEW YORK	)

I, Jeffrey C. Smith, being duly sworn upon oath, depose and state as follows:

1.           I am an authorized signatory of Ramius Value and Opportunity Master Fund Ltd (collectively with its affiliates, “Ramius”).  Ramius is the beneficial owner of 3,815,000 shares of common stock of Cypress Bioscience, Inc., a Delaware corporation (the “Company”).

2.           I am authorized on Ramius’ behalf to make the accompanying demand for the Company’s Books and Records pursuant to DGCL Section 220.

3.           The rights of Ramius in the 3,815,000 shares of stock of the Company have not been sold, assigned, hypothecated, pledged or otherwise transferred or disposed of to anyone whomsoever.

4.           The facts and statements contained in the Stockholder Demand Letter are true and correct to the best of my knowledge.

5.           Attached as Exhibit A to this Affidavit is a true and correct copy of a Credit Suisse brokerage statement, dated July 20, 2010, reflecting that Ramius Value and Opportunity Master Fund Ltd owns 3,067,500 shares of the Company’s common stock.

6.           Attached as Exhibit B to this Affidavit is a true and correct copy of the Schedule 13D filed by Ramius with the United States Securities and Exchange Commission on July 19, 2010 reflecting, among other things, that Ramius Value and Opportunity Master Fund Ltd owns 3,067,500 shares of the Company’s common stock.

I affirm the foregoing statements to be true and correct to the best of my knowledge and belief under penalty of perjury under the laws of the United States and the State of New York.

Dated:  August 5, 2010

/s/ Jeffrey C. Smith
Jeffrey C. Smith

SWORN TO AND SUBSCRIBED

before me this 5th day of

August, 2010

/s/ Caterina Melchionna
NOTARY PUBLIC

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Douglas Rappaport, and his partners, associates, employees and any other persons to be designated by him, as the undersigned’s true and lawful attorney-in-fact and agent for the undersigned, and in the undersigned’s name, place and stead, in any and all capacities, to conduct the inspection and copying of the books and records demanded in the enclosed Stockholder Inspection demand pursuant to DGCL Section 220, dated August 5, 2010.

IN WITNESS THEREOF, the undersigned has executed this instrument effective as of  August 5, 2010.

Ramius Value and Opportunity Master Fund Ltd

/s/ Jeffrey C. Smith
By: Jeffrey C. Smith

SWORN TO AND SUBSCRIBED

before me this 5th day of

August, 2010

/s/ Caterina Melchionna
NOTARY PUBLIC